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VICTORIA M. SZYBILLO victoria.szybillo@dechert.com +1 202 261 3463 Direct +1 202 261 3163 Fax

April 27, 2012

Via Edgar

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (formerly, HSBC Investor Funds) (“Registrant” or the “Trust”) File Nos. 033-07647 and 811-04782 Post-Effective Amendment No. 147 to the Registration Statement on Form N-1A

Dear Mr. Hallock:

This letter responds to the comments that you provided to my colleague, Frederick H. Sherley, in a telephone conversation on Thursday, March 8, 2012 regarding Post-Effective Amendment No. 147 to the Registrant’s Registration Statement on Form N-1A (“PEA 147”). PEA 147 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2012, to register the HSBC RMB Bond Fund, a new series of the Registrant (the “Fund”).1

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC on or around April 30, 2012.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

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[1]	The name of the HSBC RMB Bond Fund has been changed to HSBC RMB Fixed Income Fund. This change will be reflected in the post-effective amendment the Registrant will file to its Registration Statement incorporating the changes described in this letter.

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Prospectus Comments (Summary Section):

1. Fees and Expenses Table.

     a. Comment. Please make sure that the sub-items for the components of “Other Expenses” are indented when entered into the final Prospectus.

     Response. The requested change has been made to the Registrant’s Registration Statement.

     b. Comment. Acquired Fund Fees and Expenses (“AFFE”) is not listed as excluded in the Expense Limitation Agreement; please state whether it will or will not be excluded.

     Response. Footnote 2 to the Fund’s Fees and Expenses Table has been revised to note that, “estimated indirect expenses attributable to the Fund’s investments in investment companies” are excluded from the Expense Limitation Agreement. Furthermore, the Fund does not expect to have Acquired Fund Fees and Expenses to an extent that will require disclosure in the Fund’s Fees and Expenses Table. Accordingly, the AFFE line item in the Fees and Expenses Table has been removed.

     c. Comment. Footnote 2 to the Fees and Expenses Table is worded in a way that suggests a discrepancy between whether the “Trust” or the “Fund” is the contracting party to the Advisory Agreement and the Expense Limitation Agreement; please adopt consistent terminology.

     Response. The Expense Limitation Agreement is between HSBC Global Asset Management (USA) Inc., the Fund’s investment adviser (the “Adviser”), and the Fund. The Amended and Restated Master Investment Advisory Contract is between the Trust and the Adviser. As stated in Footnote 2, the Expense Limitation Agreement shall terminate upon the termination of the Advisory Agreement or it may be terminated upon written notice to the Adviser by the Trust. Accordingly, the Registrant has determined not to amend Footnote 2 at this time.

2. General Comment Regarding Share Classes.

     Comment. Please describe supplementally the ways in which Class S differs from Class I, and the rationale for the differentiation.

     Response. Class S shares of the Fund differ from Class I shares of the Fund in that Class S shares are designed for large institutional investors. Class S shareholders are required to make a minimum initial investment of $25,000,000, whereas Class I shareholders are required to make a minimum initial investment of $1,000,000. The expense ratio for Class S shares is slightly lower than the expense ratio for Class I shares. Class S shareholders also receive a volume discount with respect to their transactions.

3. Principal Investment Strategies.

     a. Comment. Please explain how the Fund’s 80% policy addresses investments in bonds as opposed to investments in other debt instruments. The policy is not specific to bonds and the disclosed maturity range seems a bit on the short side for a bond.

     Response. The Fund’s principal investment strategy states that the Fund will invest, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in debt instruments that provide underlying currency exposure to Renminbi (“RMB”), the official currency of the People’s Republic of China. In order to maintain this level of exposure to RMB, the Fund will invest in debt instruments, including certificates of deposit and bonds. In order to better reflect the Fund’s principal investment strategy, the name of the Fund has been changed to “HSBC RMB Fixed Income Fund.”

     The RMB market is a developing market and is not yet mature. Therefore, the maturities of offshore RMB bonds are generally shorter than those of bonds issued in more established markets. The average maturity of an offshore RMB bond is three to five years. The Registrant’s Registration Statement has been revised to reflect the aforementioned maturity range.

     b. Comment. Please specify what sorts of instruments will be US or HK dollar denominated, but have exposure to RMB.

     Response. The Fund will invest in debt instruments that provide underlying exposure to RMB. Such exposure will be gained through RMB-denominated debt instruments, such as RMB-denominated deposits, through the RMB market outside mainland China, also known as the “offshore” RMB market (“CNH”), or in Hong Kong dollar or U.S. dollar denominated instruments with underlying currency exposure to RMB.

     c. Comment. Please consider whether the derivatives disclosure is appropriate in light of the Fund’s investment strategies and the guidance previously given by the SEC staff on its expectations in this area.

     Response. Upon review of the types of derivatives that are included in the section of the Prospectus entitled, “Principal Investment Strategies,” the Registrant has determined to amend the Prospectus disclosure to include credit default swaps as the Fund’s portfolio manager may use these instruments in order to assist the Fund in achieving its investment objective and for hedging purposes. The Registrant’s Registration Statement has been revised accordingly.

     d. Comment. Please consider whether some of the information in the Summary section of the Prospectus could be moved to be Item 9 disclosure (e.g., the discussion of rated/non-rated debt).

     Response. The Registrant has reviewed the disclosures contained in the Summary section of the Prospectus and has determined that the presentation of the information is consistent with the presentation of the information contained in the prospectuses for the other funds within the Registrant’s fund complex. Accordingly, the Registrant has determined not to amend the disclosure contained in the Summary section of the Prospectus at this time.

     e. Comment. Will the investments be largely in Chinese issuers or issuers based outside of China? If most investments will be in Chinese issuers, please consider whether the strategy is sufficiently clear and whether additional risk disclosures are warranted as to matters such as the difficulty of enforcement of judgments in China and the possibility of problems in the bankruptcy process.

     Response. The Fund’s investments will be in multi-national issuers who may have subsidiaries located in Hong Kong or mainland China. Upon review of the risk disclosure contained in the Registration Statement, the Registrant has determined to amend the disclosure to reflect the potential difficulty of enforcing judgments in China and the possibility of problems in the bankruptcy process. The Registrant’s Registration Statement has been revised accordingly.

     f. Comment. Please clarify whether investments are limited exclusively to the offshore CNH market or whether some onshore RMB investments (“CNY”) will be made. If it will be a mix, please consider clarifying what the expected ratio of onshore to offshore investments will be.

     Response. Given the limited access to the CNY market, the Fund expects to invest primarily in the CNH market. In the event the CNY market becomes more accessible over time, the Fund may increase its exposure to that market. The Registrant’s Registration Statement has been revised accordingly.

     g. Comment. Please clarify the extent to which the Chinese government regulates or may intervene with respect to the CNH market, and consider whether there should be additional risk disclosure about potential government intervention in the CNH market. For example, the risk disclosure indicates that there is a tight pricing band in the onshore, mainland CNY market. Is this true in the CNH market as well? Please also clarify further the relationship between the CNH and CNY markets in the strategy and risk disclosures, in terms of the risks investors may be assuming.

     Response. The CNH and CNY markets generally tend to operate in line with one another. Market dynamics may cause the CNH and CNY markets to deviate from one another from time to time. Although no direct government intervention occurs in order to manage the CNH exchange rate, the People’s Bank of China’s exchange rate regime with respect to CNY indirectly influences the CNH market. The Registrant’s Registration Statement has been revised accordingly.

4. Principal Risks.

     a. Comment. Please add risk disclosure about investments by HSBC affiliated funds in the Fund, to the extent relevant.

     Response. The requested change has been made to the Registrant’s Registration Statement.

     b. Comment. Please amplify the currency risk disclosure.

     Response. The requested change has been made to the Registrant’s Registration Statement.

     c. Comment. Please amplify the enterprise tax law risk, to the extent that there is a real risk that China will seek to enforce it.

     Response. The Registrant has reviewed the relevant disclosure and has determined not to amend such disclosure at this time.

5. How NAV is Calculated.

     Comment. Please consider whether the substantial use of derivatives by the Fund merits additional disclosure about how the instruments are valued, and whether additional risk disclosure is warranted.

     Response. The Fund will not have substantial derivatives exposure. Therefore, additional disclosure regarding the valuation of derivatives instruments is not warranted.

6. Statement of Additional Information.

     a. Comment. Please confirm that the Fund’s fundamental policy on commodities is appropriate for the Fund given its investment strategy.

     Response. The Registrant confirms that the Fund’s fundamental policy on commodities is appropriate for the Fund given its investment strategy.

     b. Comment. Please consider adding an explanation of the circumstances in which the Fund could borrow money, given the way the Fund’s fundamental investment strategy on borrowing is phrased.

     Response. From time to time, the Fund may borrow money for liquidity purposes to meet realizations and other expenses. The Registrant has added relevant language to the Fund’s Statement of Additional Information.

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Please address any questions you may have concerning this letter to me at 202.261.3463. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Victoria M. Szybillo

Victoria M. Szybillo